EXHIBIT 99.1

Aleafia Health Provides Corporate By-law Update

TORONTO, May 06, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc.’s (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) Board of Directors have approved an advance notice by‑law, the purpose of which is to require that advance notice be provided to the Company in circumstances in which nominations of persons for election to the Board are made by shareholders other than pursuant to the requisition of a meeting or a shareholder proposal in accordance with the Business Corporations Act (Ontario) (the “Advance Notice By-law”).

The Advance Notice By‑law fixes a deadline by which shareholders must provide notice to the Company of nominations for election to the Board, and sets out the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, the notice must be delivered to the Company no fewer than 30 days prior to the date of the meeting (except that, if the meeting is to be held on a date that is fewer than 50 days after the first public filing or announcement of the date of the meeting, the notice must be delivered no more than 10 days after the date of that public filing or announcement).

In the case of a special meeting of shareholders (which is not also an annual meeting), the notice must be delivered to the Company no more than 15 days after the date of the first public filing or announcement of the date of the meeting.

However, in respect only of the Company’s upcoming annual and special meeting of shareholders to be held on June 17, 2019, the 30-day notice requirement has been waived by the Board and instead the Board has determined that notice must be delivered to the Company by no later than 5:00 p.m. EDT on May 27, 2019.

“The approval of the advance notice by‑law aims to ensure that an orderly nomination process is observed, that shareholders are well-informed about director nominees and that shareholders are able to vote in an informed manner after having been afforded reasonable time for appropriate deliberation,” said Aleafia Health Chairman Julian Fantino.

The Advance Notice By‑law is effective immediately. In accordance with the Business Corporations Act (Ontario), the Advance Notice By-law will be submitted to the shareholders for confirmation at the Company’s upcoming shareholder meeting.

The Advance Notice By-law is being filed under the Company’s profile on SEDAR at www.sedar.com and will be available at www.aleafiahealth.com/investors/ under the heading “Corporate Governance Materials”.

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange before it graduated to the TSX.

Forward Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including statements regarding the Company’s upcoming shareholder meeting. Forward-looking information is not a guarantee of future performance, given that it involves risks and uncertainties. Except as required by law, the Company does not assume and expressly renounces any obligation to update any forward-looking information, which is only applicable on the date on which it is given.